UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008476

February 11, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/11/2004

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 26, 2003 concerning the shareholder proposal submitted to AT&T Wireless by the United Association S&P 500 Index Fund. We also have received a letter from the proponent dated January 22, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Craig Rosenberg
Corporate Governance Advisor
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093-1294

1138234

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 26, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning "Commonsense Executive Compensation" by United Association S&P 500 Index Fund, with Advisors' Inner Circle Fund as proxy, for Inclusion in the AT&T Wireless Services, Inc. 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("ATTWS" or the "Company"). On December 16, 2003, ATTWS received a proposed shareholder resolution and supporting statement (together, the "Proposal") from the United Association S&P 500 Index Fund, with the Advisors' Inner Circle Fund, as proxy (together, the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, ATTWS excludes the portions of the Proposal identified below from its proxy materials.

[10194-1117/SB033540.011]

Further, in accordance with Rule 14a-8(j), on behalf of ATTWS, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to a "Commonsense Executive Compensation" program and states, in relevant part:

> *RESOLVED: that the shareholders of AT&T Wireless Services, Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:*
>
> *(1) Salary—The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.*
>
> *(2) Annual Bonus—The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.*
>
> *(3) Long-Term Equity Compensation—Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted shares program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.*
>
> *(4) Severance—The maximum severance payment to a senior executive should be no more than one year's salary and bonus.*

> *(5) Disclosure—Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.*
>
> *The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreements or equity compensation plans.*

Summary of Bases for Exclusion

We have advised ATTWS that it properly may exclude the Proposal or portions thereof from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.
2. The entire Proposal may be excluded pursuant to Rules 14a-8(c) and 14a-8(f)(1) because it consists of more than one proposal.
3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

The Proposal is properly excludable from the Company's 2004 Proxy Statement because it is impermissibly vague, indefinite and, therefore, potentially misleading, contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading since any action by a company to implement the proposal would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal is devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they are being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's Board of Directors would be able to determine what actions the company would have to take to comply with the proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way' and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal is impermissibly vague and indefinite and, therefore, potentially misleading because it involves determinations based on certain key terms and criteria that are not defined in the Proposal. For example, the proposal indicates that

1. "The chief executive officer's salary should be targeted at the mean of salaries paid at *peer group companies. . .*" (Emphasis Added.)

2. "The annual bonus paid to senior executives should be based on *well defined quantitative (financial) and qualitative (non-financial) performance measures.*" (Emphasis Added.)

3. "The restricted shares program should utilize *justifiable performance criteria and challenging performance benchmarks.*" (Emphasis Added.)

In our view, the emphasized terms and criteria noted in the above portions of the Proposal are not only important to the adoption and implementation of the Proposal but, because they are not defined, also impermissibly vague and indefinite. Thus, if the Proposal were adopted, the Board's procedures to implement the Proposal may be substantially different than those envisioned by the Proponent, because of these undefined key terms and criteria. For example, the Proposal speaks of "peer group companies" yet does not define which peer companies the Proponent believes the Board should look to, nor how many. Also, the Proposal speaks of "quantitative" and "qualitative" measures, but does not define these measures as viewed by the Proponent. In addition, the Proposal would require that the restricted shares program component of the Proposal be based on "justifiable performance criteria and challenging performance benchmarks," yet fails to identify which performance criteria the Proponent believes could be considered "justifiable" and "challenging."

Because the Proposal does not provide clear definitions, we do not believe that it would provide any greater certainty to the Company's shareholders. Here too, any action ultimately taken to implement the different components of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Thus, as presently drafted, the Proposal is potentially misleading to shareholders. The Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. For example, in *Woodward Governor Co.* (Nov. 26, 2003) ("*Woodward*"), the company successfully argued that a proposal requesting that the Board "implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth" was impermissibly vague and indefinite. The company noted that the supporting statement referenced "goal-oriented metrics" and "formulas that tie rewards to directly to performances," but that none of these key terms were defined or described. Also noted was that the company did not even have a job category for "plant managers." In *General Electric Co.* (Feb. 5, 2003) ("*GE*"), the company received a proposal "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The company successfully argued that the proposal violated Rule 14a-8(i)(3) because it

> fails to define the critical terms of the Proposal -- i.e. "compensation" and "average wage" -- or otherwise provide guidance on how the Proposal should be implemented. For example, should the "compensation" of the "Senior Executives" be deemed to include non-salary compensation, or is the Proposal merely referring to salary? When the Proposal refers to "average wage" of "hourly working employees," is the Proposal referring to the "hourly wage" of such employees, or to the value of their total hourly compensation package, including benefits? The Proposal also curiously includes "Board members" even though it is clear from the supporting statement that the thrust of the Proposal is the compensation of "Senior Executives" as measured relative to that of lower paid employees at GE.
>
> Similarly, the Proposal is unclear as to whether awards under compensation arrangements, including the 1990 Plan, are included within the reference to "all compensation," when -- and with respect to what year -- are they included: the year of grant, exercise, or payout? And, how is their value to be measured? If "compensation" includes stock options, should their value be determined by reference to Black-Scholes, the spread, or some other formula? Should "benefits" be included in a given "Senior Executives" "compensation"? If so, which benefits should be included? If benefits are included, how should they be valued? By the cost of the benefits to GE or the value of the benefits to the "Senior Executives"? The Newby Proposal provides no guidance on these critical issues.

Like the proposals considered in *GE* and *Woodward*, the Proposal raises more questions than it answers, not only for the Company's Board, but also for its shareholders. Without clear definitions of key concepts and terms in the Proposal, the Company would not be able to determine if the actions it took to implement the Proposal are the actions the Proponent had in mind. Similarly, the shareholders may have widely divergent views of the actions that would be expected of the Company and neither the shareholders nor the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from the 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

2. The entire Proposal may be excluded pursuant to Rules 14a-8(c) and 14a-8(f)(1) because it consists of more than one proposal.

The Proposal may be excluded from the 2004 Proxy Statement under Rule 14a-8(f)(1) because the Proponent submitted more than one proposal for inclusion in the Company's 2004 Proxy Statement and failed to meet the requirements of Rule 14a-8(c). Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal submitted by the Proponent violates Rule 14a-8(c) because it consists of at least two separate and distinct proposals.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if a proponent fails to cure the procedural deficiencies to satisfy the "one proposal" requirements of Rule 14a-8(c), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. By letter dated December 18, 2003, the Company informed the Proponent of this deficiency and asked the Proponent to submit a revised proposal. A copy of this letter is attached as **Exhibit B** to this letter. To date we have not received a revised proposal from the Proponent. We recognize that as of the date of this letter, the Proponent continues to have time under Rule 14a-8(f)(1) to respond to the Company's request. However, the Company desires to preserve its right to request relief on this basis. In the event that the Proponent responds to the Company's request within the required time frame, the Company will promptly amend this no-action letter request and withdraw its request for relief on this basis.

The Staff has consistently taken the position that a "single" proposal containing substantially distinct components may not be considered a single proposal for purposes of Rule 14a-8(c). *See, e.g., Compuware Corp.* (July. 3, 2003) (single proposal including six separate components relating to three general concepts—CEO performance, corporate contracts and stock sales by officers and directors); *Ford Motor Co.* (Apr. 4, 2003) (single proposal including 18 separate components relating to adopting Company mission statements, achieving sales goals, and implementing corporate governance recommendations, among others); *Vicinity Corp.* (Nov. 3, 2002) (single proposal including 11 separate components relating to two separate general concepts—nominations of persons to board and amendments to charter documents); *Bob Evans Farms, Inc.* (May 31, 2001) (single proposal including two distinct components—replacement of current directors and engagement of investment banker to explore value enhancement alternatives); *Fotoball USA, Inc.* (Apr. 3, 2001) (single proposal including three distinct proposals—sale of the company, director independence and a shareholder advisory committee).

Even where a proposal ostensibly concerns one unifying concept, for example, director qualifications or elections or board operations, the Staff has found that different components constitute multiple proposals. For example, in *Centra Software, Inc.* (Mar. 31, 2003) ("*Centra*"), Centra received a single shareholder proposal requesting that Centra amend its bylaws to require separate meetings of the independent directors and that the chairman of the board not be a Centra officer or employee. Centra argued that there was no logical connection between these two proposals because they would amend "quite different provisions" of their bylaws and that a "shareholder might wish to vote for one proposal, but not the other." The Staff agreed. Similarly, in *Palatin Technologies, Inc.* (Oct. 1, 2003) ("*Palatin*") the Staff agreed that a proposal relating to annual election of directors and cumulative voting for directors violated Rule 14a-8(c). However, because Palatin neglected to inform the proponent of this "procedural deficiency" as required under Rule 14a-8(f), the Staff gave the proponent an opportunity to cure the defect. And, in *Enova Corp.* (Feb. 09, 1998) ("*Enova*"), the company claimed that the proponent's submission consisted of four proposals requiring the following: annual election of directors, "independent lead director," future changes relating to election of directors be submitted to shareholders as a "stand-alone" issue and that these principles apply to any successor company. The Staff disagreed with the company's contention that the proponent has submitted four proposals, but found that the submission consisted of two separate proposals. Finally, in *Fotoball, Inc.* (May 6, 1997) ("*Fotoball*"), the Staff permitted Fotoball to omit a proposal containing three parts. The first part recommended that all persons elected or appointed to the board beneficially own at least 10,000 shares of the company's stock excluding shares received for service as a director and shares purchased pursuant to options or warrants. The second part recommended that all directors be paid in the form of common stock or options. The third part recommended that non-employee directors should perform no other services for the company for compensation.

We acknowledge that, in certain circumstances, the Staff has determined that a single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." *SEC Release No. 2412,999* (Nov. 22, 1976). In *NaPro BioTherapeutics, Inc.* (Apr. 17, 2003) ("*NaPro*"), the company received a proposal requesting that the company's board "significantly reduce executive compensation by eliminating bonuses and granting of new options" and "reduce salaries by 30% for the Chief Executive Officer and the other four most highly compensated officers." The company argued that the proposal actually consisted of three distinct and unrelated proposals relating to option repricing, bonuses and future option grants, and salary reductions and that at least one of these, the proposal relating to option repricing, would require the company to amend its bylaws. The Staff denied the company's request for relief on this basis. Similarly, the Staff denied relief pursuant to 14a-8(c) in *Exxon-Mobil Corp.* (Mar. 10, 2003) ("*Exxon-Mobil*"). There, Exxon-Mobil received a single proposal requesting limits on non-employee director compensation, shareholder approval of increases in non-employee director compensation and disclosure of stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares. Exxon-Mobil unsuccessfully argued that the proposal actually contained three proposals and that "although all three of the proposals relate to non-employee director compensation, each is a substantially distinct issue as to which shareholders could have differing views."

In our view, the proposals considered in *Centra, Palatin, Enova Corp.* and *Fotoball* accord more closely with the instant Proposal than those in *NaPro* and *Exxon-Mobile*. The proposals considered in *NaPro* and *Exxon-Mobile* were clearly "closely related and essential to a single well-defined unifying concept," that is senior executive or director compensation, which can fairly be said to encompass salary, bonus, equity based compensation, and the disclosure relating thereto. While we acknowledge that the instant Proposal largely concerns senior executive compensation, it also concerns senior executive severance and termination agreements, topics not raised in the proposals at issue in *NaPro* and *Exxon-Mobile*. We submit that there is a material distinction between the considerations inherent in senior executive compensation (salary, bonus and equity compensation) and the severance or termination benefits available to senior executives upon a change in control or other employment termination event. The view that the issues relative to senior executive severance and termination agreements are or should be considered distinct from senior executive compensation generally is evidenced by the fact that shareholder proponents themselves generally have considered severance and termination agreements a separate topic for their proposals. *See, e.g., Peoples Energy Corp.* (Dec. 5, 2003); *The Boeing Co.* (Feb. 18, 2003); *Union Pacific Cor.* (Dec. 23, 2002); *General Motors Cop.* (Apr. 3, 2002); *Pioneer Railcorp.* (Mar. 20, 2002); *Liz Claiborne, Inc.* (Mar. 18, 2002); *PG&E Corp.* (Mar. 1, 2002); *The Coca-Cola Co.* (Jan. 10, 2001); *Sprint Corp.* (Feb. 1, 2000).

We submit that the Proposal consists of at least two distinct components, which are not "closely related and essential to a single well-defined unifying concept." These two distinct components or proposals are (i) senior executive compensation and the disclosure related thereto, i.e. items (1), (2), (3) and (5) of the Proposal and, (ii) senior executive, severance and termination agreements, i.e. item (4) of the Proposal. Notwithstanding the Proponent's attempt to lump these different components together under a "Commonsense Executive Compensation program," these components are not as closely related as the Proposal would suggest. In this respect, the Proposal accords more closely with those considered in *Centra*, *Palatin*, *Enova* and *Fotoball*, where each respective proponent unsuccessfully attempted to generalize distinct components or proposals under a general theme, for example, director qualifications or elections or board operations.

Especially problematic in this case is that the Company's shareholders may be misled as to the effect of their vote if they support some, but not all, of the components in the Proposal. The Company has an obligation to its shareholders to avoid bundling separate matters for shareholder consideration. The Commission's "anti-bundling" provisions are set forth, in part, in Rule 14a-4(a)(3), which provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Similarly, Rule 14a-4(b)(1) requires registrants to provide means in the form of proxy "whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein..." As explained in *SEC Release No. 34-31,326* (Oct. 16, 1992), amending Rule 14a-4 to prohibit bundling of proposals:

> The amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote ... the amended rule ... prohibits

electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval.

We believe the Proposal constitutes an "electoral tying arrangement." Each of the proposals would likely have different shareholder support constituencies, whose voting choices would be restricted by a combination of the three proposals into one voting item.

Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposal under Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proposals consists of multiple unrelated proposals and the Proponent failed to revise its letter to reduce the number of proposals to one.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a- 9 because they contain false or misleading statements, or inappropriately cast the Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements).

We believe the following statements are properly excludable because they are undocumented assertions of fact, the result of which is to mislead shareholders.

- **[paragraph 9, third sentence]** *"The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers,*

> *but on long-term corporate value growth, which should benefit all the important constituents of the Company."*

By these statements, the Proponent would have shareholders believe that the Company's senior executives focus solely on "quarterly performance numbers" at the expense of "long-term corporate value growth." The Proposal does not include any factual foundation for these assertions. Without more, they are unsupported assertions of fact. Moreover, the statements misleadingly imply that the Company's current compensation programs reward solely short-term performance rather than encouraging long-term value. The Company's 2003 proxy statement clearly indicates that its compensation programs are designed to appropriately balance both short- and long-term objectives. Such statements are expressly excludable under Rule 14a-9.

In the alternative, these statements are properly excludable unless modified because they are the Proponent's own opinions cast as statements of fact. The Proponent should qualify them by adding, "The Proponent believes" or "In the opinion of the Proponent" or some other variation that casts the statement as the Proponent's opinion rather than fact. This request is consistent with the Staff's response to similar statements in proposals submitted to other companies. *See AMR Corp.* (Apr. 4, 2003); *Maytag Corp.* (Mar. 5, 2003); *The Boeing Co.* (Feb. 26, 2003); *Weyerhaeuser Co.* (Jan. 21, 2003). Without such qualification, the statements misleadingly suggests facts that have not otherwise been documented.

* * * * *

For the foregoing reasons, we believe that the Proposal or portions thereof may be omitted from the Company's 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

ATTWS anticipates that the 2004 Proxy Statement will be finalized for typesetting and printing on or about March 8, 2004 and ready for filing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:reh
Enclosures

cc: Sean O'Ryan, United Association of Journeyman and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
Marilyn J. Wasser, Executive Vice President and Corporate Secretary, AT&T Wireless Services, Inc.
Mary Brodd, Senior Corporate Counsel and Assistant Corporate Secretary, AT&T Wireless Services, Inc.

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of AT&T Wireless Services Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

Exhibit B

AT&T Wireless

Mary Brodd
Senior Corporate Counsel

7277 164th Avenue NE - Bldg. 1
Redmond, WA 98052
425 580-5892
FAX 425 580-6280
mary.brodd@attws.com

December 18, 2003

VIA OVERNIGHT COURIER
Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of United States and Canada
901 Massachusetts Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal Submitted to AT&T Wireless Services, Inc.

Dear Mr. O'Ryan:

This letter will confirm that on Tuesday, December 16, 2003, AT&T Wireless Services, Inc. (the "Company") received the shareholder proposal concerning "Commonsense Executive Compensation" (the "Proposal") submitted by the Advisors' Inner Circle Fund on behalf of the United Association S&P 500 Index Fund (the "UA Fund") for inclusion in the Company's 2004 Proxy Statement. The purpose of this letter is to bring to your attention the Company's preliminary concerns with the Proposal.

One Proposal Limitation

We have reviewed your Proposal and in our view it can be construed to include several distinct proposals, notwithstanding the fact that they are all labeled as part of "Commonsense Executive Compensation." In our view, the severance and disclosure provisions of the proposal constitute separate proposals from the compensation provisions, and we believe this constitutes a sufficient basis for us to ask the SEC Staff to permit the Company to exclude your Proposal from its 2004 Proxy Statement.

Proxy Rule 14a-8(c) provides that a "shareholder may submit no more than one proposal to a company for a particular shareholder's meeting." Not only does this rule prohibit a shareholder from submitting multiple, distinct proposals, but it also prohibits a shareholder from submitting a single proposal that actually contains multiple sub-proposals. The SEC Staff has found that proposals containing distinct multiple sub-proposals are not single proposals under Proxy Rule 14a-8(c). *See, for example, Palatin Technologies, Inc.* (SEC No-Action Letter, Oct. 1, 2003), *Compuware Corp.* (SEC No-Action Letter, Jul. 3, 2003) and *Fotoball USA, Inc.* (SEC No-Action Letter, Apr. 3, 2001). In such cases, the SEC Staff has permitted the target company to omit the shareholder's proposal from its proxy statement.

I ask that you please revise the Proposal such that it speaks to only one of the proposals included therein. I ask that you please provide a revised Proposal within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f).

Proposal Content

I would like to request that the UA Fund assist us in verifying some of the information contained in the Proposal. I note that the Proposal contains a number of citations to magazines, newspapers and other sources. We are unable to locate a copy of the United for a Fair Economy survey or the "Executive Excess 2003" article referenced in connection with the survey. I am sure you can appreciate that the Company has an obligation to confirm that the materials referenced and summarized in the Proposal are accurate. To the extent you can provide us with more specific citations and/ or copies of the referenced articles, that information would help us expedite our review.

In addition, I would like to request that you recast the third sentence of paragraph 9 beginning "*The Commonsense executive compensation principles. . .*" and ending "*. . . which should benefit all the important constituents of the Company*" as the UA Fund's opinion or belief. In our view, whether the Proposal will accomplish such results is a matter of opinion. The Staff consistently directs proponents to recast arguable assertions of fact as opinions or beliefs. *See, for example, Farmer Bros. Co.* (SEC No-Action Letter, Nov. 28, 2003); and *Monsanto Co.* (SEC No-Action Letter, Nov. 26, 2003).

Finally, we note that the Proposal was submitted via facsimile. In our most recent proxy statement, we did not provide facsimile instructions, because of the potential for inadvertent miscommunication and delay in the receipt of shareholder proposals by the appropriate corporate office. In the future, we ask that you submit any shareholder proposals and related communications as directed each year in the proxy statement.

The Company is presently reviewing the Proposal and to the extent we have questions, comments or concerns, I hope that might contact you to discuss them. The Company would appreciate the opportunity to resolve any concerns informally without having to resort to the no-action letter process. Our deadline for filing no-action letter requests is fast approaching, so your cooperation with the matters discussed in this letter would be very much appreciated.

Sincerely,

Mary Brodd
Senior Corporate Counsel & Assistant Corporate Secretary

cc: Marilyn J. Wasser, Corporate Secretary

Craig Rosenberg, Proxy Vote Plus
Two Northfield Plaza, Suite 211
Northfiled, IL 60093

PROXYVOTE PLUS

January 22, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to AT&T Wireless Services, Inc.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to AT&T Wireless Services, Inc.'s ("AT&T Wireless" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2004 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal submitted by the Fund is a precatory proposal that requests the Board of Directors and its Executive Compensation Committee establish an executive compensation system for senior executives that includes a provision that the CEO's salary be targeted at the peer group mean, but not to exceed $1 million; that provides quantitative and qualitative performance-based bonuses in an amount not to exceed the CEO's annual salary; that utilizes restricted shares rather than stock options for long-term equity compensation; that limits severance to no more than one year's salary and bonus; and that provides that in the event the Board chooses to compensate senior executives in a different manner than that *requested* by the Proposal it explain why.

We respectfully submit that the Company's request for no-action relief should be denied for it has failed to satisfy its burden of demonstrating that it is entitled to exclude our Fund's proposal as either impermissibly vague and indefinite and, therefore, misleading (Rule 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6)) or under Rule 14a-8(c) and 14a-8(f)(1) as consisting of more than one proposal.

The Proposal Is Neither Vague Nor Indefinite and, Therefore, Not Misleading

The Company first argues that the Proposal may be omitted because it is so vague and indefinite as to be rendered misleading based on "certain key terms and criteria that are

Two Northfield Plaza • Northfield, IL 60093-1294 • Tel.: (847) 501-4035 • Fax: (847) 501-2942 not defined in the Proposal." Specifically, the Company notes the following three provisions of the Proposal:

1. 'The chief executive officer's salary should be targeted at the mean of salaries paid at *peer group companies . . .*'
2. 'The annual bonus paid to senior executives should be based on *well defined quantitative (financial) and qualitative (non-financial) performance measures.*'
3. 'The restricted share program should utilize *justifiable performance criteria and challenging performance benchmarks.*' (Emphasis Added)

Relying on the Staff's decisions in Woodward Governor Co. (Nov. 26, 2003) ("Woodward") and General Electric Co. (Feb. 5, 2003) ("GE"), the Company contends that since the emphasized terms are undefined it makes our Proposal impermissibly vague and indefinite. However, Woodward and GE may be distinguished and, as we show below, SBC Communications Inc. (Feb. 5, 2003) provides better guidance for the instant no-action request.

In Woodward, the proposal and supporting statement provided in pertinent part:

> Resolved *"That the board of Woodward Governor Company implement a policy for compensation/or the executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."*
>
> Reasons:
> Many companies are finding out that compensation committees that base executive pay and benefits on salary surveys, like Woodward does today, get meritocracy. This is why there is a lot of inflation and no results for shareholders in this area. A lot of investor's watch this because when the gifts get to large and are carried for long periods of time, this creates an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock.
>
> A goal-oriented set of metrics needs to be adopted by the board. If stock options and severance packages are a gift from shareholders then shareholders should adopt a formula that grants a small percentage (say .25%) of shock appreciation. The sum would then be allocated to the compensation committee based on the average gain in stock price over the past year for distribution. This percentage would give the compensation committee over $ 30,000 for every dollar gained in stock price so it is no small amount. This would create over 750 shares of stock options that could be optioned for each dollar of stock gain. Once allocated a new base price for shareholder gains would be established, and unless options lapsed, expired or were forfeited this base price would only be able to be adjusted downward by the dividends paid out. The option holding time should be shortened to 5 years, this would be so options get expensed sooner.

> The same thing can be said for severance bonuses. They are gifts from the shareholders for a job well done and should grow based on performance, which should be measured in stock growth not time, or surveillance of other companies. I would like to see a formula based on stock growth. If the company doubles during your watch you get one times your average yearly earnings. If it doubles twice you get twice your average yearly earning. This would be without limit for someone that doubles the companies worth every four years should get more than one that takes ten years.

Woodward argued it was entitled to no-action relief under Rule 14a-8(i)(3) because the proposal and supporting statement were so vague and indefinite as to be inherently misleading. The company noted that the proposal clearly related to all compensation of the covered executives, but that applying the fixed formula suggested by the supporting statement would result "in no compensation for the covered executives in the case of a decline in stock price and very little compensation regardless of stock performance." Specifically, the Company noted:

> [T]he average compensation for the covered executives under the formula set forth in the Supporting Statement, in an excellent year for the stock, would be less than $10,000 per year. It is inconceivable that this was the intended meaning, but it is impossible to determine what the actual meaning is.

In Woodward, the Company was granted relief for it persuasively argued that it had no idea what the proposal was seeking.

Similarly, in General Electric, the Company was granted no-action relief under Rule 14a-8(i)(3) to omit a shareholder proposal urging the board of directors "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The Company noted that it was uncertain whether "compensation" included non-salary compensation, or merely salary, and whether the average wage of hourly working employees covered their total compensation package, or simply hourly wages.

Contrast these situations with that presented by the proposal in SBC Communications Inc. (February 5, 2003) ("SBC"). That proposal provided as follows:

> Resolution:
>
> Be it resolved, that this is the sense of the shareholders: upon expiration of currently existing agreements, no achievement bonuses or incentives shall be proffered to members of corporate management. These spawn greed. **The board shall develop a simple and fair compensatory structure, unencumbered by complicated emoluments, to replace the current system.** The new incentive for executives will be, *if you meet the goals set by your corporate board you will be retained; if you fail to do so, you may be replaced*.

> Stockholders are urged to vote for this motion. It is doable. (emphasis supplied)

SBC, like AT&T Wireless in the instant case, argued that the proposal was vague and indefinite and, therefore, misleading. It noted that the proposal failed to provide guidance for determining what is "a simple and fair compensatory structure, unencumbered by complicated emoluments." Thus, not only would the company not know what structure to implement, but shareholders would not know for what they were voting.

In response, the proponent successfully argued that "[a]s for the phrase '. . . *a simple and fair compensatory structure,, unencumbered by complicated emoluments...*', the words say precisely what is intended, to wit, that the Board shall use its discretion to arrive at an appropriate formula, possibly by recommendation of its compensation committee."

In SBC, the Staff held:

> The proposal requests that 'upon expiration of currently existing agreements, no achievement bonuses or incentives shall be proffered to members of corporate management' and that the board of directors develop a simple and fair compensatory structure.
>
> We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(3).

Like the proposal in SBC, the Proposal submitted by the United Association S&P 500 Index Fund is neither vague, nor indefinite, and therefore not misleading. The Proposal is a precatory one requesting that the Board and its Compensation Committee modify its executive compensation system and consider one that includes the following features:

> (1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.
>
> (2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.
>
> (3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks.

Our Proposal envisions that the Board and its Compensation Committee would determine the appropriate peer group to be used as a basis of comparison for salary purposes. The Proposal also recognizes that the Board and its Compensation Committee are in the best position to determine the best quantitative and qualitative performance measures to be used for bonus purposes; as well as the best justifiable performance criteria and challenging performance benchmarks for purposes of the restricted share program.

The Proposal defers to the Compensation Committee and Board for making such judgments, but in order to promote accountability asks the Board to disclose to shareholders "variances from the Commonsense program." Implicit in this request for disclosure is the acknowledgment that the Board and Compensation Committee may choose not to implement certain, or all, features of our Proposal. As in SBC, the Board and its Compensation Committee are expected to exercise their discretion and make judgments over the specific performance criteria to use and companies to include in their peer group. The Proposal does not fail to define key criteria. Rather, it properly defers to the Board and Compensation Committee to act as they deem appropriate, but informed by the wishes of shareholders. For these reasons, the Company has failed to satisfy its burden of persuasion that the Proposal may be excluded as vague and indefinite and, therefore, misleading.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal is More than One Proposal

The Company next argues that the Proposal may be excluded under Rule 14a-8(i)(f) because the Fund submitted more than one proposal for inclusion in the Company's 2004 proxy statement, failing to meet the requirements of Rule 14a-8(c). It cites a number of no-action decisions in support of this argument (Compuware Corp., Ford Motor Co., Bob Evans Farms, and Fotoball, among others). However, each of these cases can be easily distinguished for they involved multiple proposals purporting to be a single proposal.

The Company then acknowledges that

> [I]n certain circumstances, the Staff has determined that a single proposal made up of several separate components does not constitute more than one proposal if the components 'are closely related and essential to a single well-defined unifying concept.'

The Company proceeds to attempt to distinguish two cases concerning shareholder proposals regarding executive compensation (NaPro BioTherapeutics, Inc. (Apr. 17, 2003)) and non-employee director compensation (Exxon-Mobil Corp. (Mar. 10, 2003)) which support rejection of the Company's argument and inclusion of our Proposal. In Na-Pro, the company unsuccessfully sought to exclude a proposal that requested its board to "significantly reduce executive compensation by eliminating bonuses and granting of new options" and "reduce salaries by 30% for the Chief Executive Officer and the other four most highly compensated officers." The Company claimed the proposal was actually three proposals, regarding option repricing, bonuses and future option grants, and salary reductions." The Staff rejected the Company's argument.

In Exxon-Mobil, the proposal requested limits on non-employee director compensation, shareholder approval of increases in non-employee director compensation and disclosure of stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares. The Staff rejected the company's argument that "although all three of the proposals relate to non-employee director compensation, each is a substantially distinct issue as to which shareholders could have differing views."

The Company's entire argument to distinguish NaPro and Exxon-Mobil from the instant case is as follows:

> The proposals considered in NaPro and Exxon-Mobile [sic] were clearly 'closely related and essential to a single well-defined unifying concept,' that is senior executive or director compensation, which can fairly be said to encompass salary, bonus, equity based compensation, and the disclosure relating thereto. While we acknowledge that the instant Proposal largely concerns senior executive compensation, it also concerns senior executive severance and termination agreements, topics not raised in the proposals at issue in NaPro and Exxon-Mobile [sic].

As the Company acknowledges, our Proposal relates to senior executive compensation. It focuses on all aspects of such compensation, including salary, bonus, long-term equity compensation, severance, and disclosure. That certain compensation is triggered by the severance of employment in no way renders severance payments to senior executives as a distinct topic. Shareholders are concerned about all aspects of senior executive compensation and our Proposal properly addresses several different aspects, including severance. Indeed, in Time Warner Inc. (February 17, 1998), the Staff stated:

> The proposal requests that the Company adopt a policy requiring shareholder approval for executive severance compensation exceeding $3 million.
>
> The Division is unable to concur in your view that the proposal may be omitted under rule 14a-8(c)(7). **It is the staff's view that the proposal relates to policies and standards for setting executive compensation.** (emphasis supplied)

While relating to a no-action request based on ordinary business grounds, the relevance of Time Warner is the affirmation that severance benefits to senior executives are a component of senior executive compensation. For these reasons, the Company has failed to satisfy its burden of persuasion that the Proposal actually constitutes multiple proposals and may be excluded.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either of the bases submitted and should be ordered to include the Proposal in its 2004 proxy statement.[1]

Sincerely,

Craig Rosenberg
Corporate Governance Advisor

Cc: Mr. Sean O'Ryan
Ms. Mary Brodd, Senior Corporate Counsel

[1] While we disagree with the Company's argument in Section 3 that paragraph 9, sentence 3 is false and misleading, the Fund is willing to modify that sentence by inserting "We believe" at the front of that sentence.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

The proposal requests the board to replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

We are unable to concur in you view that AT&T Wireless may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AT&T Wireless may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AT&T Wireless may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must recast the sentence that begins "The Commonsense executive compensation principles . . ." and ends ". . . constituents of the Company" as the proponent's opinion. Accordingly, unless the proponent provides AT&T Wireless with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T Wireless omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in you view that AT&T Wireless may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that AT&T Wireless may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Grace K. Lee
Special Counsel